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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
GOOD HARBOR PARTNERS ACQUISITION CORP.
(Name of Issuer)
Class B Common Stock, par value $.0001 per share
(Title of Class of Securities)
382094407
(CUSIP Number)
March 10, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	382094407	13G

1	NAMES OF REPORTING PERSONS: Sapling, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		568,288

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		568,288

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	568,288

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%

12	TYPE OF REPORTING PERSON*:

	OO
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	382094407	13G

1	NAMES OF REPORTING PERSONS: Fir Tree Recovery Master Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		244,712

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		244,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	244,712

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.3%

12	TYPE OF REPORTING PERSON*:

	PN
          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), and Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Recovery”), relating to Class B Units consisting of two shares of Class B Common Stock, $.0001 par value (the “Class B Common Stock”), and two Class W warrants each to purchase one share of Common Stock, $.0001 par value (the “Common Stock”) of Good Harbor Partners Acquisition Corp., a Delaware corporation (the “Issuer”), purchased by Sapling and Fir Tree Recovery. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Master”), is the sole member of Sapling. Fir Tree, Inc., a New York corporation, is the investment manager of both Sapling and Fir Tree Recovery.

Item 1(a)	Name of Issuer.

Good Harbor Partners Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

79 Byron Road
Weston, Massachusetts 02493

Item 2(a)	Name of Person Filing.

Sapling, LLC (“Sapling”) and Fir Tree Recovery Master Fund, L.P. (“Fir Tree Recovery”)

Item 2(b)	Address of Principal Business Office.

535 Fifth Avenue
31st Floor
New York, New York 10017

Item 2(c)	Place of Organization.

Sapling is a Delaware limited liability company. Fir Tree Recovery is a Cayman Islands exempted limited partnership.

Item 2(d)	Title of Class of Securities.

Class B Common Stock, par value $.0001 per share (the “Class B Common Stock”).

Item 2(e)	CUSIP Number.

382094407

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	As of the filing of this Schedule 13G, Sapling and Fir Tree Recovery have purchased Class B Units of the Issuer. Each Class B Unit consists of: (i) two shares of Class B Common Stock; and (ii) two Class W Warrants each to purchase one share of Common Stock, par value $.0001 per share. Sapling and Fir Tree Recovery are the beneficial owners of 813,000 shares of Class B Common Stock of the Issuer.
(b)	Sapling and Fir Tree Recovery are the beneficial owners of 7.7% of the outstanding shares of Class B Common Stock. This percentage is determined by dividing the number of shares beneficially held by 10,580,000 the number of shares of Class B Common Stock issued and outstanding as of March 15, 2006, as reported in the Issuer’s Current Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Amendment No. 1 to Form 8-K filed with the Securities Exchange Commission on March 20, 2006.
(c)	Sapling may direct the vote and disposition of the 568,288 shares of Class B Common Stock. Fir Tree Recovery may direct the vote and disposition of 244,712 shares of Class B Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Fir Tree Master, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the Class B Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 21, 2006

SAPLING, LLC
By:	FIR TREE, INC., its Manager

By: /s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: President

FIR TREE RECOVERY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By: /s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: President